Apex Critical Metals Prepares for 1,500 Metre Drill

Program at Cap Project, British Columbia

Vancouver, BC, - July 10, 2025: Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9) ("Apex" or the "Company") is pleased to announce that it has finalized a drill contract with Quesnel Bros. Diamond Drilling Ltd. for its fully funded summer 2025 drill program at the Cap Project, located approximately 85 kilometres northeast of Prince George, British Columbia.

The planned heli-supported diamond drill program will comprise up to 1,500 metres of NQ core drilling and is scheduled to commence mid-July 2025. The program will test high-priority niobium and rare earth element (REE) targets defined by the Company's 2024 surface exploration campaign.

This marks the first drill program at the Cap Project since 2017 and is designed to follow up on several compelling results from 2024 surface exploration (See News Release Dated November 12, 2024) including:

  Outcrop grab samples grading up to 3.33% Nb₂O₅,
  Niobium and REE in soil anomalies extending over a 1.8 km trend with peak values of 1.21% total rare earth oxides (TREO),
  Boulder samples grading up to 1.79% Nb₂O₅.

Sean Charland, CEO of Apex Critical Metals, commented: "We're excited to advance the Cap Project to its next critical phase. The 2024 exploration results revealed a strong geochemical footprint for both niobium and REEs. This drill program will test the depth continuity and geometry of the anomalies, marking a significant step forward in unlocking the potential of this emerging carbonatite system."

The Company has selected Quesnel Bros. Diamond Drilling Ltd., a highly experienced remote-access drill contractor, to complete the program. Mobilization is set to begin in mid-July, with crews operating on a 24-hour rotation from a helicopter-supported camp. The program will be fully supported by Dahrouge Geological Consulting Ltd., Apex's long-term technical partner.

The drill plan prioritizes multiple targets:

  Confirmation and extension of historical drill intercepts (e.g., 0.35% over 10.4 m and 0.51% Nb₂O₅ over 4.0 metres from drillhole CAP17-004),
  Drill testing the mineralized outcrop identified in 2024 which returned 3.33% Nb₂O₅ grab sample,
  Testing the continuity of mineralization at depth along the 1.8 km-long niobium-REE soil anomaly,

The Company will provide regular updates throughout the program as results become available.

Qualified Person;

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo. (EGBC Licence 48336), Geologist for Dahrouge Geological Consulting Ltd. (EGBC Permit to Practice 1003035), and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap Property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium in soil trend. The Company's Bianco carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario. The Lac Le Moyne Project covers approximately 4,025 ha, is situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex Critical intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex Critical is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC, in the United States on the OTCQB market under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the activities to be undertaken in connection with the planned drilling program for 2025 and that the Company intends to investigate potential high-value opportunities to meet the global demand for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.